UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*


                                AirGate PCS, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    009367301
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 14, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009367301                    13D


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                           7    SOLE VOTING POWER

                                See Item 5.

    NUMBER OF SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                See Item 5.
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                See Item 5.

                           10   SHARED DISPOSITIVE POWER

                                See Item 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5.

   14   TYPE OF REPORTING PERSON*

        BK, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Person hereby amends and supplements the Statement on Schedule 13D filed by the Reporting Person on December 27, 2004 (the "Original Statement"), relating to the Common Stock, $0.01 par value per share (the "Shares"), of AirGate PCS, Inc., a Delaware corporation (the "Company"). Unless otherwise included, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 3.           Source and Amount of Funds.

         Item 3 is hereby amended to read in its entirety as follows:

         The aggregate consideration (exclusive of commissions) paid by CSFB LLC and CSFB-Int for the acquisitions of the Company's Shares was $16,685,328, consisting of $13,685,160 paid by CSFB LLC and $3,000,168 paid by CSFB-Int.

         The funds used by CSFB LLC and CSFB-Int to make these acquisitions came from working capital.

Item 4.           Purpose of the Transaction.

         Item 4 is hereby amended to read in its entirety as follows:

         CSFB LLC acquired 71 shares for customer facilitation purposes, 40,500 shares as part of risk arbitrage trading strategies, 1,420 shares as part of index arbitrage trading strategies, 12,733 shares as part of statistical arbitrage trading strategies, and 400,000 shares as part of proprietary trading strategies. CSFB-Int acquired 66,083 shares as part of proprietary trading strategies.

         Each of CSFB LLC and CSFB-Int intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, each of CSFB LLC and CSFB-Int may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth herein, each of CSFB LLC and CSFB-Int has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended to read as follows (Schedules A-1 through 7 referenced therein are not hereby amended):

         (a) As of January 19, 2005, the Reporting Person may be deemed to beneficially own an aggregate of 520,807 Shares, consisting of 454,724 Shares held directly by CSFB LLC and 66,083 Shares held directly by CSFB-Int.

         Accordingly, the Reporting Person may be deemed to beneficially own 4.4% of the outstanding Shares.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFB-Int nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-7 attached hereto, beneficially owns any additional Shares.

          (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI and CSFB-Int.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person and its subsidiaries during the period beginning December 23, 2004 and ending January 19, 2005, inclusive.

         (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI or CSFB-Int.

         (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares as of January 14, 2005.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: January 21, 2005

                                           CREDIT SUISSE FIRST BOSTON, on behalf
                                           of the CREDIT SUISSE FIRST BOSTON
                                           BUSINESS UNIT

                                           By: /s/ Louise Guarneri
                                               ---------------------------------
                                               Name:  Louise Guarneri
                                               Title:    Director

                                   Schedule B

The following table lists all trades effected by the Reporting Person in the Company's Common Stock.

    Trade Date     Entity      Buy/Sell                      Quantity    Price
    Dec 23 2004    CSFB LLC    Sell   (NASDAQ)                  1,100    34.684
    Dec 23 2004    CSFB LLC    Sell   (NASDAQ)                    500    34.698
    Dec 23 2004    CSFB LLC    Sell   (ARCAEX)                    100    34.750
    Dec 27 2004    CSFB LLC    Buy    (NASDAQ)                    619    33.708
    Dec 27 2004    CSFB LLC    Buy    (NASDAQ)                 32,600    33.872
    Dec 27 2004    CSFB LLC    Buy    (NASDAQ)                    100    33.630
    Dec 27 2004    CSFB LLC    Buy    (NASDAQ)                      1    33.650
    Dec 27 2004    CSFB LLC    Sell   (NASDAQ)                    200    33.790
    Dec 27 2004    CSFB LLC    Sell   (NASDAQ)                    100    33.790
    Dec 27 2004    CSFB LLC    Sell   (ARCAEX)                    400    33.635
    Dec 28 2004    CSFB LLC    Buy    (ARCAEX)                    400    34.570
    Dec 28 2004    CSFB LLC    Buy    (ARCAEX)                    900    34.443
    Dec 28 2004    CSFB LLC    Buy    (ARCAEX)                     34    34.650
    Dec 28 2004    CSFB LLC    Sell   (NASDAQ)                    500    34.918
    Dec 28 2004    CSFB LLC    Sell   (NASDAQ)                    700    34.973
    Dec 28 2004    CSFB LLC    Buy    (ISLAND)                    136    35.040
    Dec 28 2004    CSFB LLC    Sell   (NASDAQ)                     41    33.480
    Dec 28 2004    CSFB LLC    Buy    (NASDAQ)                     34    34.850
    Dec 28 2004    CSFB LLC    Buy    (ARCAEX)                    100    34.960
    Dec 28 2004    CSFB LLC    Buy    (ARCAEX)                    102    35.127
    Dec 28 2004    CSFB LLC    Buy    (ARCAEX)                  1,206    34.897
    Dec 29 2004    CSFB LLC    Sell   (ARCAEX)                  1,000    34.982
    Dec 29 2004    CSFB LLC    Sell   (NASDAQ)                    763    35.080
    Dec 29 2004    CSFB LLC    Buy    (Physical Exchange)       6,700    35.080
    Dec 29 2004    CSFB LLC    Buy    (ARCAEX)                    600    35.030
    Dec 30 2004    CSFB LLC    Sell   (ARCAEX)                    883    35.105
    Dec 30 2004    CSFB LLC    Buy    (ARCAEX)                     34    35.100
    Dec 30 2004    CSFB LLC    Buy    (NASDAQ)                    263    35.129
    Dec 30 2004    CSFB LLC    Buy    (ISLAND)                    100    35.090
    Dec 30 2004    CSFB LLC    Buy    (NASDAQ)                    400    35.183
    Dec 30 2004    CSFB LLC    Buy    (NASDAQ)                    300    35.083
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    300    35.110
    Dec 30 2004    CSFB LLC    Buy    (ISLAND)                     34    35.120
    Dec 30 2004    CSFB LLC    Buy    (NASDAQ)                    100    35.200
    Dec 30 2004    CSFB LLC    Buy    (NASDAQ)                    156    35.090
    Dec 30 2004    CSFB LLC    Sell   (ISLAND)                    100    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.100
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.070
    Dec 30 2004    CSFB LLC    Sell   (ARCAEX)                    600    35.122
    Dec 30 2004    CSFB LLC    Buy    (ARCAEX)                     68    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     30    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     35    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                      6    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     70    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     70    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     70    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     30    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     30    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.090
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.140
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     59    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.150
    Dec 30 2004    CSFB LLC    Sell   (ARCAEX)                     14    35.120
    Dec 30 2004    CSFB LLC    Sell   (ARCAEX)                     35    35.120
    Dec 30 2004    CSFB LLC    Sell   (ARCAEX)                     17    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     30    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     66    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     70    35.110
    Dec 30 2004    CSFB LLC    Sell   (ARCAEX)                     34    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     46    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     70    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     30    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     34    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.130
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                     54    35.120
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.090
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.050
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.220
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.140
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    200    35.110
    Dec 30 2004    CSFB LLC    Sell   (NASDAQ)                    100    35.220
    Dec 31 2004    CSFB LLC    Sell   (ARCAEX)                    100    35.410
    Dec 31 2004    CSFB LLC    Buy    (NASDAQ)                    200    35.660
    Dec 31 2004    CSFB LLC    Buy    (ISLAND)                     34    35.820
    Dec 31 2004    CSFB LLC    Buy    (NASDAQ)                      1    35.380
    Dec 31 2004    CSFB LLC    Buy    (NASDAQ)                     99    35.350
     Jan 3 2005    CSFB LLC    Sell   (ARCAEX)                  1,000    35.248
     Jan 3 2005    CSFB LLC    Buy    (NASDAQ)                    300    35.087
     Jan 3 2005    CSFB LLC    Buy    (NASDAQ)                    400    35.020
     Jan 3 2005    CSFB LLC    Sell   (ISLAND)                     68    35.120
     Jan 3 2005    CSFB LLC    Buy    (ISLAND)                    100    35.160
     Jan 3 2005    CSFB LLC    Sell   (NASDAQ)                     34    35.110
     Jan 3 2005    CSFB LLC    Sell   (ARCAEX)                    400    35.113
     Jan 3 2005    CSFB LLC    Sell   (ARCAEX)                    156    35.200
     Jan 3 2005    CSFB LLC    Sell   (ARCAEX)                    200    35.080
     Jan 3 2005    CSFB LLC    Sell   (ARCAEX)                    306    35.040
     Jan 3 2005    CSFB LLC    Buy    (ARCAEX)                    100    35.040
     Jan 4 2005    CSFB LLC    Sell   (ARCAEX)                     68    34.830
     Jan 4 2005    CSFB LLC    Sell   (ARCAEX)                    566    34.884
     Jan 4 2005    CSFB LLC    Sell   (ARCAEX)                      5    34.926
     Jan 4 2005    CSFB LLC    Sell   (NASDAQ)                     68    34.565
     Jan 4 2005    CSFB LLC    Buy    (NASDAQ)                    900    34.383
     Jan 4 2005    CSFB LLC    Buy    (NASDAQ)                    500    34.302
     Jan 4 2005    CSFB LLC    Sell   (ISLAND)                    102    34.460
     Jan 4 2005    CSFB LLC    Sell   (NASDAQ)                    387    34.660
     Jan 4 2005    CSFB LLC    Sell   (ARCAEX)                    238    34.406
     Jan 4 2005    CSFB LLC    Sell   (ARCAEX)                    200    34.395
     Jan 4 2005    CSFB LLC    Sell   (ARCAEX)                    600    34.640
     Jan 4 2005    CSFB LLC    Buy    (NASDAQ)                    128    34.660
     Jan 4 2005    CSFB LLC    Sell   (ISLAND)                      2    34.430
     Jan 4 2005    CSFB LLC    Sell   (ARCAEX)                      8    34.350
     Jan 5 2005    CSFB LLC    Sell   (ARCAEX)                    231    34.402
     Jan 5 2005    CSFB LLC    Sell   (ARCAEX)                    400    34.705
     Jan 5 2005    CSFB LLC    Buy    (ARCAEX)                     34    34.860
     Jan 5 2005    CSFB LLC    Sell   (NASDAQ)                    109    34.378
     Jan 5 2005    CSFB LLC    Sell   (NASDAQ)                    600    34.607
     Jan 5 2005    CSFB LLC    Sell   (ISLAND)                    136    34.583
     Jan 5 2005    CSFB LLC    Buy    (NASDAQ)                    600    34.485
     Jan 5 2005    CSFB LLC    Sell   (NASDAQ)                     34    34.370
     Jan 5 2005    CSFB LLC    Buy    (NASDAQ)                     34    34.820
     Jan 5 2005    CSFB LLC    Buy    (NASDAQ)                    100    34.670
     Jan 5 2005    CSFB LLC    Buy    (ISLAND)                     34    34.800
     Jan 5 2005    CSFB LLC    Sell   (NASDAQ)                    100    34.700
     Jan 5 2005    CSFB LLC    Sell   (ARCAEX)                    238    34.541
     Jan 5 2005    CSFB LLC    Sell   (ARCAEX)                  1,088    34.457
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                  3,000    34.581
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                    135    34.546
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                     15    34.390
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                    300    34.670
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                     12    34.350
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                      1    34.290
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                    100    34.240
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                     34    34.150
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                     32    34.210
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                      2    34.150
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                     34    34.210
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                     34    34.300
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                    100    34.240
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                    100    34.230
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                    100    34.240
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                    100    34.230
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                     87    34.410
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                    300    34.410
     Jan 6 2005    CSFB LLC    Buy    (ARCAEX)                    100    34.230
     Jan 6 2005    CSFB LLC    Sell   (ARCAEX)                     34    34.220
     Jan 6 2005    CSFB LLC    Sell   (NASDAQ)                    402    34.303
     Jan 6 2005    CSFB LLC    Sell   (NASDAQ)                    300    34.393
     Jan 6 2005    CSFB LLC    Sell   (ISLAND)                    371    34.326
     Jan 6 2005    CSFB LLC    Sell   (NASDAQ)                    101    34.373
     Jan 6 2005    CSFB LLC    Buy    (ISLAND)                     34    34.500
     Jan 7 2005    CSFB LLC    Buy    (NASDAQ)                    500    34.346
     Jan 7 2005    CSFB LLC    Buy    (NASDAQ)                  1,000    34.367
     Jan 7 2005    CSFB LLC    Sell   (ISLAND)                    536    34.316
     Jan 7 2005    CSFB LLC    Sell   (NASDAQ)                    268    34.295
     Jan 7 2005    CSFB LLC    Sell   (NASDAQ)                    134    34.220
     Jan 7 2005    CSFB LLC    Buy    (NASDAQ)                    400    34.380
     Jan 7 2005    CSFB LLC    Buy    (NASDAQ)                     13    34.610
     Jan 7 2005    CSFB LLC    Buy    (NASDAQ)                    185    34.230
     Jan 7 2005    CSFB LLC    Buy    (ARCAEX)                  1,000    34.390
     Jan 7 2005    CSFB LLC    Sell   (ARCAEX)                    500    34.480
     Jan 7 2005    CSFB LLC    Sell   (ARCAEX)                    400    34.315
     Jan 7 2005    CSFB LLC    Sell   (ARCAEX)                    201    34.253
     Jan 7 2005    CSFB LLC    Sell   (ARCAEX)                    200    34.285
    Jan 10 2005    CSFB LLC    Buy    (ARCAEX)                    134    34.415
    Jan 10 2005    CSFB LLC    Sell   (ARCAEX)                    109    34.360
    Jan 10 2005    CSFB LLC    Sell   (ARCAEX)                    200    34.640
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                    300    34.640
    Jan 10 2005    CSFB LLC    Buy    (NASDAQ)                    187    34.289
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                    400    34.630
    Jan 10 2005    CSFB LLC    Buy    (ISLAND)                    218    34.640
    Jan 10 2005    CSFB LLC    Buy    (ISLAND)                     67    34.330
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                     19    34.680
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                     81    34.680
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                    100    34.680
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                    100    34.730
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                    100    34.680
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                    100    34.650
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                     30    34.590
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                     70    34.610
    Jan 10 2005    CSFB LLC    Sell   (NASDAQ)                    100    34.540
    Jan 11 2005    CSFB LLC    Sell   (ARCAEX)                    424    33.586
    Jan 11 2005    CSFB LLC    Sell   (NASDAQ)                     68    33.685
    Jan 11 2005    CSFB LLC    Sell   (ISLAND)                    236    33.624
    Jan 11 2005    CSFB LLC    Buy    (Physical Exchange)       2,680    33.900
    Jan 11 2005    CSFB LLC    Sell   (NASDAQ)                    100    33.910
    Jan 11 2005    CSFB LLC    Buy    (NASDAQ)                    100    33.790
    Jan 11 2005    CSFB LLC    Sell   (NASDAQ)                     67    33.820
    Jan 11 2005    CSFB LLC    Sell   (NASDAQ)                    100    33.790
    Jan 12 2005    CSFB LLC    Sell   (ARCAEX)                    340    33.278
    Jan 12 2005    CSFB LLC    Buy    (ARCAEX)                     30    33.160
    Jan 12 2005    CSFB LLC    Sell   (NASDAQ)                    442    33.207
    Jan 12 2005    CSFB LLC    Sell   (ISLAND)                    102    33.327
    Jan 12 2005    CSFB LLC    Sell   (NASDAQ)                  1,116    33.900
    Jan 12 2005    CSFB LLC    Buy    (NASDAQ)                     34    33.490
    Jan 12 2005    CSFB LLC    Buy    (NASDAQ)                     34    33.540
    Jan 12 2005    CSFB LLC    Sell   (NASDAQ)                    120    33.610
    Jan 12 2005    CSFB LLC    Buy    (ARCAEX)                    622    33.430
    Jan 12 2005    CSFB LLC    Buy    (ARCAEX)                     68    33.500
    Jan 12 2005    CSFB LLC    Buy    (ARCAEX)                     34    33.430
    Jan 12 2005    CSFB LLC    Buy    (ARCAEX)                     34    33.430
    Jan 13 2005    CSFB LLC    Sell   (NASDAQ)                 16,700    34.830
    Jan 13 2005    CSFB LLC    Sell   (ARCAEX)                    578    34.424
    Jan 13 2005    CSFB LLC    Sell   (ARCAEX)                    977    34.454
    Jan 13 2005    CSFB LLC    Sell   (NASDAQ)                    106    34.727
    Jan 13 2005    CSFB LLC    Sell   (NASDAQ)                    176    34.100
    Jan 13 2005    CSFB LLC    Buy    (ISLAND)                    200    34.710
    Jan 13 2005    CSFB LLC    Sell   (NASDAQ)                    202    34.513
    Jan 13 2005    CSFB LLC    Buy    (NASDAQ)                    800    34.693
    Jan 13 2005    CSFB LLC    Buy    (ISLAND)                    128    34.726
    Jan 13 2005    CSFB LLC    Buy    (NASDAQ)                     67    34.560
    Jan 13 2005    CSFB LLC    Sell   (NASDAQ)                    100    34.860
    Jan 13 2005    CSFB LLC    Sell   (ISLAND)                     34    34.530
    Jan 13 2005    CSFB LLC    Sell   (NASDAQ)                  1,116    33.430
    Jan 14 2005    CSFB LLC    Sell   (NASDAQ)                100,000    35.320
    Jan 14 2005    CSFB LLC    Sell   (NASDAQ)                 42,816    35.580
    Jan 14 2005    CSFB LLC    Buy    (ARCAEX)                    146    35.333
    Jan 14 2005    CSFB LLC    Sell   (ARCAEX)                    200    36.060
    Jan 14 2005    CSFB LLC    Sell   (NASDAQ)                    400    35.325
    Jan 14 2005    CSFB LLC    Buy    (NASDAQ)                    100    36.970
    Jan 14 2005    CSFB LLC    Sell   (NASDAQ)                    100    35.300
    Jan 14 2005    CSFB LLC    Buy    (ISLAND)                     67    37.080
    Jan 14 2005    CSFB LLC    Sell   (NASDAQ)                     84    36.880
    Jan 14 2005    CSFB LLC    Sell   (NASDAQ)                     24    34.760
    Jan 14 2005    CSFB LLC    Sell   (NASDAQ)                    556    34.860
    Jan 14 2005    CSFB LLC    Sell   (ARCAEX)                    200    36.825
    Jan 14 2005    CSFB LLC    Sell   (ARCAEX)                     68    36.655
    Jan 18 2005    CSFB LLC    Buy    (ARCAEX)                     67    36.990
    Jan 18 2005    CSFB LLC    Buy    (NASDAQ)                    200    37.445
    Jan 18 2005    CSFB LLC    Buy    (NASDAQ)                    300    37.513
    Jan 18 2005    CSFB LLC    Buy    (NASDAQ)                    100    37.040
    Jan 18 2005    CSFB LLC    Sell   (NASDAQ)                    900    37.500
    Jan 18 2005    CSFB LLC    Sell   (NASDAQ)                    202    37.500
    Jan 18 2005    CSFB LLC    Sell   (NASDAQ)                    500    37.500
    Jan 18 2005    CSFB LLC    Buy    (ARCAEX)                    200    37.450
    Jan 19 2005    CSFB LLC    Sell   (ARCAEX)                    300    37.440
    Jan 19 2005    CSFB LLC    Sell   (ARCAEX)                     34    37.480
    Jan 19 2005    CSFB LLC    Sell   (ISLAND)                    134    36.585
    Jan 19 2005    CSFB LLC    Sell   (NASDAQ)                    107    36.639
    Jan 19 2005    CSFB LLC    Sell   (NASDAQ)                    134    36.804
    Jan 19 2005    CSFB LLC    Buy    (NASDAQ)                    600    36.788
    Jan 19 2005    CSFB LLC    Sell   (NASDAQ)                     95    36.997
    Jan 19 2005    CSFB LLC    Sell   (ISLAND)                    900    36.730
    Jan 19 2005    CSFB LLC    Sell   (NASDAQ)                  1,090    36.650
    Jan 19 2005    CSFB LLC    Sell   (NASDAQ)                    100    36.880
    Jan 19 2005    CSFB LLC    Buy    (NASDAQ)                    182    37.520
    Jan 19 2005    CSFB LLC    Buy    (NASDAQ)                     49    36.650
    Jan 19 2005    CSFB LLC    Sell   (ARCAEX)                    703    36.685
    Jan 19 2005    CSFB LLC    Sell   (ARCAEX)                    350    36.691
    Jan 19 2005    CSFB LLC    Sell   (ARCAEX)                  1,000    36.730